Boston Properties, Inc.

800 Boylston Street, Suite 1900

Boston, MA 02199

December 21, 2007

VIA EDGAR AND FACSIMILE

Ms. Pam Howell

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Boston Properties, Inc.

Definitive 14A

Filed April 6, 2007

File No. 1-13087

Dear Ms. Howell:

This letter is submitted on behalf of Boston Properties, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Definitive Schedule 14A filed on April 6, 2007 (the “Proxy Statement”), as set forth in your letter to the undersigned dated December 3, 2007 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Comment 1:

We reissue comment three from our letter dated August 21, 2007. Please provide a more detailed discussion as to how the company determines the amount for each element of compensation. We note that the company does not employ a formula and that much of the determination is made on a subjective basis, and that you believe the disclosure under the heading “Individual Determinations” is “a complete and fair discussion of the Compensation Committee’s determination of the various elements of compensation. We disagree. Please revise to comply with the prior comment.

Response:

As we discussed with you on December 12th, the Compensation Committee’s 2007 decisions for 2006 compensation were driven principally by peer group data showing a significant lag in total compensation for our named executives in light of the Company’s superior performance relative to its peers. These considerations

Ms. Pam Howell

December 21, 2007

were prominently described in our CD&A. The Company does not employ a formula to determine the amount of each element of compensation. Rather, the Compensation Committee seeks to align both aggregate compensation levels and the amount of salary, bonus and long-term incentives for named executive officers with those paid by the Company’s peers based on (1) market analysis of competitive pay practices for executives performing comparable functions, (2) the Company’s overall performance relative to that of its peers, and (3) an assessment of each executive’s performance against pre-established quantitative and qualitative goals.

While we believe that we discussed the manner in which base salary, annual cash incentives and annual long-term incentives are determined in context within the separately titled sections of our CD&A covering each of these elements of compensation, we appreciate the Staff’s view that a discussion of the framework the Compensation Committee uses to determine the amount of each element of compensation would make it easier for investors to understand this topic. We also note the Staff’s comment that the discussion on page 20 to which we referred in our previous response does not provide the requisite amount of detail. In retrospect our choice to disclose under the heading “Compensation Elements” a list of the various components of total compensation and to rely on the detailed discussion of each element separately may not have presented as clearly as we could have an overview of how the Compensation Committee determines the different elements of compensation. Accordingly, in future filings we will add such an overview and we will likely place it right after we list the various elements of compensation under the same heading, before presenting more detailed disclosure under the various headings covering each of the different elements.

Comment 2:

We reissue comment four from our letter dated August 21, 2007. Analyze in greater detail the policies and decisions for allocating between long-term and currently paid out compensation, between cash and non-cash compensation and between the various forms of non-cash compensation. Your supplemental response referred to the disclosure on page 20. Please explain further the disclosure on this page. For example, clarify the statement that you “set the blend of cash and non-cash compensation . . . in such a manner as to promote value creation and maximize retention of senior personnel.”

Response:

As we discussed with you on December 12th, the disclosure on page 20 was designed as a general statement of philosophy and was supplemented by disclosures on each of pages 21, 22 and 23 of the Proxy Statement discussing the Compensation Committee’s policy for allocating between long-term and currently paid out compensation, and between cash and non-cash compensation. On page 21, the Company stated that “SMG recommended that non-cash compensation in

Ms. Pam Howell

December 21, 2007

the form of long-term equity grants gradually be increased from historical levels such that, for the most senior executive, it eventually constitutes at least 50% of their total annual compensation.” This recommendation was adopted by the Compensation Committee and, on page 22, the Company stated that “the Compensation Committee approved the compensation packages discussed below, which reflected significant increases in base salaries for 2007 and bonus and equity awards in 2007 for our performance in 2006, while also aiming to grow the long-term incentive equity award component of total compensation relative to the cash component” (emphasis added). Finally, on page 23 the Company stated that “base salaries generally constitute a relatively small percentage of total compensation, as we expect our executives to receive a majority of their total compensation from annual cash incentives and equity incentives, which are variable and tied to both individual and corporate performance.”

With respect to the allocation between various forms of non-cash compensation, the Company stated on pages 24-25 under the heading “Annual Long-Term Equity Incentives” that “[o]ur Compensation Committee believes that awards of equity provide our executive officers with long-term incentive compensation that is aligned directly with the achievement of enhanced value for stockholders. Therefore, we provide an annual grant of full-value equity securities to our management team…We discontinued granting stock options in 2003 because our Compensation Committee believes that awards of restricted stock/LTIP units are a better tool than options to reward performance, serve as a better retention device, are less dilutive, and in general better serve the interests of our stockholders.”

Notwithstanding the foregoing, we understand the Staff’s view that investors may find it helpful to have these thoughts discussed together in one place as part of a discussion of the Compensation Committee’s overall approach. Therefore, we will endeavor in future filings to more clearly explain in one clearly identified section the policies and decisions for allocating between long-term and currently paid out compensation, between cash and non-cash compensation and between the various forms of non-cash compensation.

We will also clarify the statement that we “set the blend of cash and non-cash compensation . . . in such a manner as to promote value creation and maximize retention of senior personnel” by explaining that increasing non-cash compensation in the form of long-term equity is intended to more closely align the interests of our executives with those of our investors and maximize retention by subjecting all of such long-term equity to time-based vesting. We agree with the Staff that by adding to the general statement on page 20 some of the substantive points discussed in more detail later on within CD&A we will make the sentence more meaningful and help investors understand the Compensation Committee’s policies and objectives.

Ms. Pam Howell

December 21, 2007

Comment 3:

We reissue comment seven from our letter dated August 21, 2007. Provide an analysis of the “other corporate performance goals” that applied to some of the named executive officers, naming the officers, and stating their actual performance.

Response:

As we discussed with you on December 12th, in addition to Company-wide performance goals, each named executive officer is given early in the year his own set of goals against which his performance will be assessed. Our Compensation Committee’s process is still very much a discretionary one, however, and the Company does not assign a specific weight to, or link specific elements of compensation with specific goals or sets of goals. We understand the Staff’s view that a brief executive by executive analysis of material goals and performance against those goals is important to investors.

In future filings we will expand the discussion and analysis of the “other corporate performance goals” that apply to individual named executive officers. To the extent they are material to the Compensation Committee’s decisions, we will identify the goals, discuss performance relative thereto, and connect it with the determination of the compensation of each such officer.

Comment 4:	We reissue comment eight from our letter dated August 21, 2007. Please describe the specific events that may allow the LTIP units to achieve full economic parity with common units.

Response:

As we discussed with you on December 12th, we understand the Staff’s request that some of the detail included in our prior response to comment eight be added to CD&A. We will endeavor to do so without making the discussion too technical, focusing instead on those aspects of the LTIP structure that are material to investors. In particular, we will provide examples of the events that require the Company’s operating partnership to reset, or “book-up,” its partners’ book capital accounts, thereby allowing LTIP units over time to reach economic parity with common units so long as the Company’s common stock has appreciated in value.

* * *

Ms. Pam Howell

December 21, 2007

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 236-3354.

Sincerely,

/s/ Eric G. Kevorkian
Eric G. Kevorkian
Vice President, Corporate Counsel

cc:	Edward H. Linde, Chief Executive Officer
Boston Properties, Inc.
Ettore A. Santucci, Esq.
Goodwin Procter LLP